# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monroe Capital Enhanced Corporate Lending Fund, CIK 0002061670
CUSIP: 610336307
Title of class of securities: Class I Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 155 N. Wacker Drive, Floor 35, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001721938

## Reporting persons
- W Sponsoring SCSp: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,947,887.88; sole dispositive power 0; shared dispositive power 3,947,887.88; aggregate amount beneficially owned 3,947,887.88 (99.98% of the class)
  Comment: See Item 4.
  
  Percent of class calculated based on 3,948,487.88 Class I shares of beneficial interest in the Issuer outstanding as of December 31, 2025 (as disclosed to the Reporting Persons by the Issuer).
- Wendel Luxembourg S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,947,887.88; sole dispositive power 0; shared dispositive power 3,947,887.88; aggregate amount beneficially owned 3,947,887.88 (99.98% of the class)
  Comment: See Item 4.
  
  Percent of class calculated based on 3,948,487.88 Class I shares of beneficial interest in the Issuer outstanding as of December 31, 2025 (as disclosed to the Reporting Persons by the Issuer).
- Wendel SE: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,948,487.88; sole dispositive power 0; shared dispositive power 3,948,487.88; aggregate amount beneficially owned 3,948,487.88 (100% of the class)
  Comment: See Item 4.
  
  Percent of class calculated based on 3,948,487.88 Class I shares of beneficial interest in the Issuer outstanding as of December 31, 2025 (as disclosed to the Reporting Persons by the Issuer).
- Wendel-Participations SE: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,948,487.88; sole dispositive power 0; shared dispositive power 3,948,487.88; aggregate amount beneficially owned 3,948,487.88 (100% of the class)
  Comment: See Item 4.
  
  Percent of class calculated based on 3,948,487.88 Class I shares of beneficial interest in the Issuer outstanding as of December 31, 2025 (as disclosed to the Reporting Persons by the Issuer).

## Item 1. Issuer
Name of issuer: Monroe Capital Enhanced Corporate Lending Fund
Address of issuer's principal executive offices: 155 N. Wacker Drive, Floor 35, Chicago IL 60606

## Item 2. Person Filing
Name of person filing:
1: W Sponsoring SCSp
2: Wendel Luxembourg S.A.
3: Wendel SE
4: Wendel-Participations SE
Address of principal business office or, if none, residence:
1: 11-15 avenue Emile Reuter, Luxembourg L-2420
2: 11-15 avenue Emile Reuter, Luxembourg L-2420
3: 2-4, rue Paul Cezanne, Paris, France 75008
4: 2-4, rue Paul Cezanne, Paris, France 75008
Citizenship:
1: Luxembourg
2: Luxembourg
3: France
4: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition:
See the response(s) to Item 8 on the attached cover page(s).

As of the date hereof, W Sponsoring SCSp ("Sponsoring") directly owns 3,947,887.88 issued and outstanding Class I shares of beneficial interest, par value $0.01 per share, of the Issuer (the "Shares"), representing 99.98% of the total amount of the outstanding Shares. Sponsoring is a special limited partnership (societe en commandite speciale) organized under the laws of the Grand Duchy of Luxembourg and managed by a board of managers (the "Board of Managers"). A majority vote of managers is required for any action by the Board of Managers, and no single manager has a veto right. The sole general partner of Sponsoring, Oranje-Nassau GP S.a r.l. (the "General Partner"), is not actively involved in management of Sponsoring. The General Partner and the Board of Managers disclaim beneficial ownership of the securities reported herein.

Sponsoring's limited partner interest is wholly owned by Wendel Luxembourg S.A. ("Wendel Lux"), a wholly-owned direct subsidiary of Wendel SE, a French investment company listed on the Euronext Paris stock-exchange. Wendel-Participations SE ("Participations" and, together with Sponsoring, Wendel Lux and Wendel SE, each a "Reporting Person" and, collectively, the "Reporting Persons") holds, as of December 31, 2025 and together with its related parties, approximately 41.1% of the share capital, and 53.1% of the exercisable voting rights (on the basis of the total number of shares and voting rights of Wendel SE as of December 31, 2025), and has the ability to appoint a majority of the members of the supervisory board, of Wendel SE. Accordingly, upon Sponsoring's acquisition of Shares, each of the other Reporting Persons may be deemed to have become an indirect beneficial owner of such Shares.

As of the date hereof, Monroe Capital Onshore Holdco LLC ("Onshore HoldCo") directly owns 600 issued and outstanding Shares, representing 0.02% of the total amount of the outstanding Shares. Onshore Holdco, a Delaware limited liability company, is directly wholly owned by Monroe Capital Intermediate Holdings, LLC, which is in turn indirectly majority-owned by Wendel SE. Accordingly, upon Onshore HoldCo's acquisition of Shares, each of Wendel SE and Participations may be deemed to have become an indirect beneficial owner of such Shares.

Each Reporting Person may be deemed to beneficially own the Shares beneficially owned by Sponsoring, and Wendel SE and Participations may be deemed to beneficially own the Shares beneficially owned by Onshore Holdco, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Sponsoring to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and each of the Reporting Persons (other than Sponsoring to the extent it directly holds Issuer securities reported herein) expressly disclaims beneficial ownership of such Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Exchange Act. The joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Each of the Reporting Persons (other than Sponsoring to the extent it directly holds Issuer securities reported herein) expressly disclaims beneficial ownership of the Shares reported herein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- W Sponsoring SCSp: /s/ Claude de Raismes, Claude de Raismes/Authorized Signatory (01/28/2026)
- Wendel Luxembourg S.A.: /s/ Claude de Raismes, Claude de Raismes/Authorized Signatory (01/28/2026)
- Wendel SE: /s/ David Darmon, David Darmon/Authorized Signatory (01/28/2026)
- Wendel-Participations SE: /s/ Priscilla de Moustier, Priscilla de Moustier/Authorized Signatory (01/28/2026)